SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 18)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:
    ARTHUR C. DELIBERT, ESQ.                         ROLAND HLAWATY, ESQ.
KIRKPATRICK & LOCKHART PRESTON               MILBANK, TWEED, HADLEY & MCCLOY LLP
       GATES ELLIS LLP                            ONE CHASE MANHATTAN PLAZA
      1601 K STREET, NW                               NEW YORK, NY 10005
     WASHINGTON, DC 20006                         TELEPHONE: (212) 530-5000
  TELEPHONE: (202) 778-9000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8.   ADDITIONAL INFORMATION.

        Item 8 is hereby amended to add the following:

        "ADOPTION OF AMENDMENT NO. 1 TO RIGHTS AGREEMENT"

        Terms defined in this section shall only apply to this section.

        On July 16, 2007, the Board of Directors of the Company amended the Rights Agreement. Amendment No. 1 to Rights Agreement amends and restates
Section 7(a)(i) in its entirety so that it reads as follows:

        "(i) the Close of Business on July 18, 2007 (the "FINAL EXPIRATION DATE"),"

        Amendment No. 1 to Rights Agreement also amends and restates every reference to "July 20, 2007" to read "July 18, 2007".

        This summary description of the amendment does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to Rights Agreement, which is filed as Exhibit (a)(43) hereto, and incorporated herein by reference.

        "ADOPTION OF A NEW RIGHTS AGREEMENT"

        On July 16, 2007, the Board adopted a resolution declaring a dividend of one right (a "RIGHT") for each outstanding share of Common Stock. The dividend is payable on July 18, 2007 (the "RECORD DATE") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Fund six shares of Common Stock at a price equal to the par value of such shares (the "PURCHASE PRICE"), subject to adjustment. The description and terms of the Rights are set forth in a rights agreement between the Fund and The Bank of New York, as Rights Agent ("Rights Agreement").

        Until 10 days following a public announcement that a person or entity ("PERSON") or group of affiliated or associated Persons has acquired beneficial ownership of 20% or more of the Fund's outstanding shares of Common Stock (an "ACQUIRING PERSON") (such date being called the "DISTRIBUTION DATE"), the Rights will be evidenced, with respect to any of the Common Stock outstanding as of the Record Date, by such Common Stock with a copy of the Summary of Rights, which is an exhibit to the Rights Agreement, deemed attached thereto.

        The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), Common Stock issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any shares of Common Stock, even without such notation or a copy of

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

the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with such Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on November 13, 2007 (the "FINAL EXPIRATION DATE"), unless the Rights are earlier redeemed or exchanged by the Fund, in each case, as described below.

        The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

        Common Stock purchasable upon exercise of the Rights will not be redeemable.

        In the event that any Person or group of affiliated or associated Persons becomes an Acquiring Person at any time after July 18, 2007, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person in excess of the Rights associated with the Applicable Percentage of the Common Stock outstanding on or prior to the Distribution Date or in excess of the Applicable Percentage of the Rights outstanding after the Distribution Date (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise six shares of Common Stock. "APPLICABLE PERCENTAGE" shall mean 18% of the Fund's outstanding Common Stock; provided, however, that if a Person or group of Persons has filed a Schedule 13D or 13G under the Exchange Act, or an amendment thereto, no later than three days after the Record Date that establishes that such Person or group beneficially owns more than 18% of the Fund's outstanding Common Stock as of the Record Date, then the Applicable Percentage shall equal the percentage of such Common Stock of the Fund beneficially owned by such Person or group on the Record Date, rounded up to the next highest one-tenth of 1%. At any time after any Person or group becomes an Acquiring Person, the Board may exchange the Rights (other than Rights owned by such Person or group which will have become void), in whole or in part, at an exchange ratio of six shares of Common Stock per Right (subject to adjustment).

        The Rights Agreement provides that none of the Fund's directors or officers shall be deemed to beneficially own any shares of Common Stock owned by any other director or officer by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board's recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Fund or a tender or exchange offer for the shares of Common Stock.

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

        In the event that the Fund is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a Person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, six shares of common stock of the acquiring company.

        The Fund shall not be required to issue fractional shares of Common Stock upon exercise of the Rights.

        At any time prior to the acquisition by a Person or group of affiliated or associated Persons of beneficial ownership of 20% or more of the outstanding Common Stock, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "REDEMPTION PRICE"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board in its sole discretion may establish.

        The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to (a) reduce the Redemption Price or (b) increase the Purchase Price, except that from and after such time as any Person or group of affiliated or associated Persons becomes an Acquiring Person, no such amendment may adversely affect the interests, as determined in the Board's sole discretion, of the holders of the Rights as a group (other than the Acquiring Person and its affiliates and associates).

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Fund, including, without limitation, no right to vote or to receive dividends or other distributions.

        This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Form of Rights Agreement, which is filed as Exhibit (a)(44) hereto and incorporated herein by reference.

ITEM 9.        EXHIBITS.

        Item 9 is hereby amended to add the following exhibits.


       EXHIBIT NO.                            DOCUMENT
--------------------------------------------------------------------------------
         (a)(42)      Press release issued by the Fund dated July 17, 2007
         (a)(43) Form of Amendment No. 1 to March 22, 2007 Rights Agreement between the Fund and the Rights Agent dated as of July 16, 2007
         (a)(44) Form of Rights Agreement between the Fund and the Rights Agent dated as of July 16, 2007

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

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


                             By:  /s/ Robert Conti
                                ------------------------------------------
                             Name:  Robert Conti
                             Title: Vice President

Dated as of July 16, 2007

                                  EXHIBIT INDEX


       EXHIBIT NO.                          DOCUMENT
--------------------------------------------------------------------------------
          (a)(1)     Press Release issued by the Fund on September 23, 2004 (1)
          (a)(2) Letter dated September 14, 2004 from counsel for the Independent Fund Directors to Mr. Horejsi (1)
          (a)(3)     Letter dated September 16, 2004 from the Trusts to the Fund
                     (1)
          (a)(4) Common Stock Purchase Agreement between the Fund and Neuberger Berman, LLC dated as of September 22, 2004 (1)
          (a)(5) Rights Agreement between the Fund and the Rights Agent dated as of September 23, 2004 (1)
          (a)(6)     Complaint filed September 23, 2004 (1)
          (a)(7)     Letter dated September 23, 2004 from the Fund to
                     stockholders (1)
          (a)(8) Corrected Press Release issued by the Fund on September 23, 2004 (3)
          (a)(9)     Schedule TO filed by the Fund with the SEC on October 1,
                     2004 (4)
          (a)(10)    Counter-Claims dated October 6, 2004 (6)
          (a)(11) Memorandum of Law in opposition to Counterclaimant's Motion dated October 11, 2004 (6)
          (a)(12) Letter from the Fund to stockholders and Supplement dated October 12, 2004 (6)
          (a)(13)    Press Release issued by the Fund on October 12, 2004 (6)
          (a)(14)    FV Partners Complaint dated October 20, 2004 (7)
          (a)(15) Declaratory Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland (8)
          (a)(16) Memorandum Opinion dated October 22, 2004 issued by the United States District Court for the District of Maryland
                     (8)
          (a)(17)    Press release issued by the Fund dated October 22, 2004 (8)
          (a)(18)    Press release issued by the Fund dated November 1, 2004 (9)
          (a)(19)    Press release issued by the Fund dated November 4, 2004
                     (10)
          (a)(20)    Press release issued by the Fund dated January 19, 2005
                     (12)
          (a)(21) Rights Agreement between the Fund and the Rights Agent dated as of January 18, 2005 (11)
          (a)(22)    Press release issued by the Fund dated May 16, 2005 (13)
          (a)(23) Form of Rights Agreement between the Fund and the Rights Agent dated as of May 13, 2005 (13)
          (a)(24)    Amended FV Partners Complaint dated May 6, 2005 (13)
          (a)(25)    Press release issued by the Fund dated September 1, 2005
                     (14)
          (a)(26) Rights Agreement between the Fund and the Rights Agent dated as of September 1, 2005 (14)
          (a)(27) Press release issued by the Fund dated November 28, 2005, including Letter dated November 28, 2005 to Phillip Goldstein (15)
          (a)(28) Amendment No. 1 to September 1, 2005 Rights Agreement between the Fund and the Rights Agent dated as of November 28, 2005 (15)

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

          (a)(29)    Press release issued by the Fund dated December 21, 2005
                     (16)
          (a)(30) Amendment No. 2 to September 1, 2005 Rights Agreement between the Fund and the Rights Agent dated as of December 21, 2005 (16)
          (a)(31) Rights Agreement between the Fund and the Rights Agent dated as of December 21, 2005 (16)
          (a)(32)    Press release issued by the Fund dated April 12, 2006 (17)
          (a)(33) Form of Amendment No. 1 to December 21, 2005 Rights Agreement between the Fund and the Rights Agent dated as of April 12, 2006 (17)
          (a)(34) Form of Rights Agreement between the Fund and the Rights Agent dated as of April 12, 2006 (17)
          (a)(35)    Press release issued by the Fund dated August 7, 2006 (18)
          (a)(36) Form of Rights Agreement between the Fund and the Rights Agent dated as of August 7, 2006 (18)
          (a)(37)    Press release issued by the Fund dated November 30, 2006
                     (19)
          (a)(38) Form of Rights Agreement between the Fund and the Rights Agent dated as of November 30, 2006 (19)
          (a)(39)    Press release issued by the Fund dated March 23, 2007 (20)
          (a)(40) Form of Amendment No. 1 to November 30, 2006 Rights Agreement between the Fund and the Rights Agent dated as of March 22, 2007 (20)
          (a)(41) Form of Rights Agreement between the Fund and the Rights Agent dated as of March 22, 2007 (20)
          (a)(42)    Press release issued by the Fund dated July 17, 2007
          (a)(43) Form of Amendment No. 1 to March 22, 2007 Rights Agreement between the Fund and the Rights Agent dated as of July 16, 2007
          (a)(44) Form of Rights Agreement between the Fund and the Rights Agent dated as of July 16, 2007
          (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders (1)
          (e)(2) Management Agreement between the Fund and NB Management dated as of November 3, 2003 (1)
          (e)(3) Administration Agreement between the Fund and NB Management dated as of November 3, 2003 (1)
          (e)(4) Sub-Advisory Agreement between the Fund and NB Management dated November 3, 2003 (1)
          (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (2)
          (e)(6) Form of Indemnification Agreement between the Fund and Indemnitee dated as of October 2004 (5)

(1) Previously filed as an exhibit to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004.
(2) Previously filed as an exhibit to the Fund's N-2 Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003.
(3) Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-9 filed by the Fund with the SEC on September 24, 2004.

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

(4) Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9 filed by the Fund with the SEC on October 1, 2004.
(5) Previously filed as an exhibit to Amendment No. 3 to the Schedule 14D-9 filed by the Fund with the SEC on October 4, 2004.
(6) Previously filed as an exhibit to Amendment No. 4 to the Schedule 14D-9 filed by the Fund with the SEC on October 12, 2004.
(7) Previously filed as an exhibit to Amendment No. 5 to the Schedule 14D-9 filed by the Fund with the SEC on October 21, 2004.
(8) Previously filed as an exhibit to Amendment No. 6 to the Schedule 14D-9 filed by the Fund with the SEC on October 22, 2004.
(9) Previously filed as an exhibit to Amendment No. 7 to the Schedule 14D-9 filed by the Fund with the SEC on November 1, 2004.
(10) Previously filed as an exhibit to Amendment No. 8 to the Schedule 14D-9 filed by the Fund with the SEC on November 4, 2004.
(11) Previously filed as an exhibit to the Registration Statement on Form 8-A filed by the Fund with the SEC on January 19, 2005.
(12) Previously filed as an exhibit to Amendment No. 9 to the Schedule 14D-9 filed by the Fund with the SEC on January 19, 2005.
(13) Previously filed as an exhibit to Amendment No. 10 to the Schedule 14D-9 filed by the Fund with the SEC on May 16, 2005.
(14) Previously filed as an exhibit to Amendment No. 11 to the Schedule 14D-9 filed by the Fund with the SEC on September 2, 2005.
(15) Previously filed as an exhibit to Amendment No. 12 to the Schedule 14D-9 filed by the Fund with the SEC on November 29, 2005.
(16) Previously filed as an exhibit to Amendment No. 13 to the Schedule 14D-9 filed by the Fund with the SEC on December 22, 2005.
(17) Previously filed as an exhibit to Amendment No. 14 to the Schedule 14D-9 filed by the Fund with the SEC on April 12, 2006.
(18) Previously filed as an exhibit to Amendment No. 15 to the Schedule 14D-9 filed by the Fund with the SEC on August 8, 2006.
(19) Previously filed as an exhibit to Amendment No. 16 to the Schedule 14D-9 filed by the Fund with the SEC on December 1, 2006.
(20) Previously filed as an exhibit to Amendment No. 17 to the Schedule 14D-9 filed by the Fund with the SEC on March 23, 2007.

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